Perry J. Hindin
Securities and Exchange Commission

November 10, 2016
Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549-3628

Re: Vestin Realty Mortgage II, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 15, 2016
File No. 0-51892

Schedule 13E-3
Filed by Vestin Realty Mortgage II, Inc. and Michael V. Shustek
Filed on September 19, 2016
File No. 5-82574

Dear Mr. Hindin:
On behalf of Vestin Realty Mortgage II, Inc. (the "Company"), this letter responds to the comments in your letter dated October 12, 2016 (the "Comment Letter"), regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"), filed by the Company on September 15, 2016, and Schedule 13E-3 (the "Schedule 13E-3"), filed by the Company and Michael V. Shustek on September 19, 2016.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  The references in our responses are to, as applicable, the amended Proxy Statement (the "Amended Proxy Statement") and the amended Schedule 13E-3 (the "Amended Schedule 13E-3"), which are being filed today by electronic submission.  Also enclosed for your reference are marked copies of the Amended Proxy Statement reflecting the changes from the initial Proxy Statement filing.

Perry J. Hindin
Securities and Exchange Commission

Schedule 13E-3
General
1.
Based on the disclosure in Item 13 of the Company's Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Response: The Schedule 13E-3 and the Proxy Statement have been revised to include these requested disclosures.  See page 7 of the Amended Schedule 13E-3 and the summary financial disclosures beginning on page 41 of the Amended Proxy Statement.

Preliminary Proxy Statement
How are votes counted? Page 4
2.	Please revise the first paragraph of this section to identify which of the proposals included in this proxy statement are non-routine matters.

Response: The Proxy Statement has been revised to disclose that all of the proposals to be voted upon at the 2016 Annual Meeting are non-routine matters. See page 4 of the Amended Proxy Statement.

Perry J. Hindin
Securities and Exchange Commission

Board Deliberations, page 8

3.
Disclosure in the third paragraph of this section indicates that the Board reviewed and discussed the proposed Reverse Stock Split with an independent advisor. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize any presentation made by the independent advisor and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Response:   The Issuer has revised the Proxy Statement to clarify that the only input it obtained from an independent advisor (other than legal counsel) was review by independent accounts of a cost savings analysis prepared by the Company's management.  A copy of the analysis is attached hereto as Annex A. The independent accountants did not deliver any opinion or other written report in connection with its review of the analysis.  See page 14 of the Amended Proxy Statement.

Except for such input, the Board did not seek any advice or evaluation from any independent financial advisor in connection with the Reverse Stock Split.   In particular, the Issuer notes that it already has disclosed, beginning on page 19 of the Amended Proxy Statement, the reasons for the Board's decision not to engage an independent financial advisor to prepare a fairness opinion on behalf of unaffiliated shareholders or potential Cashed-Out Shareholders in connection with the Reverse Stock Split.

Effects of the Reverse Stock Split on our Affiliates, page 11
4.
Please disclose the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amount and percentage. Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response: The Proxy Statement has been revised to include this requested disclosure.  Please see page 12 of the Amended Proxy Statement.

Perry J. Hindin
Securities and Exchange Commission

Treatment of Fractional Shares, page 12
5.	In the revised preliminary proxy statement filed in response to this comment letter, please update clause (i) of this section to indicate the actual average per-share closing price described therein.

Response: The Proxy Statement has been revised to include the average per-share closing price. See page 13 of the Amended Proxy Statement.

6.
We note that the amount the Company intends to pay for fractional shares is based on a formula which will not be capable of being calculated until after the last trading day prior to the Effective Date, which is a date after the shareholder vote to approve the Rule 13e-3 transaction. Please advise why you believe a description of the payable consideration in this manner is consistent with the requirements of Rule 13e-3(e) and Items 1, 4 and 8 of Schedule 13E-3. Refer to Items 1001, 1004 and 1014 of Regulation M-A, including clauses (i) and (ii) to Instruction 2 to Item 1014.

 In responding to this comment, please also address the disclosure on page 16 indicating that the Company's common stock has historically had limited trading activity and the likelihood that the price to be paid for fractional shares will exceed "the average per-share closing price of the Common Stock on NASDAQ for the ten (10) consecutive trading days ending on the last trading day prior to the date of the first public disclosure of the Reverse Stock Split proposal in the form of the initial filing of this proxy statement with the SEC."

Response:  In response to the foregoing comments, the Company has revised the Proxy Statement to clarify that stockholders will be paid for their fractional shares  not less than $2.70 per share, which is the average per-share closing price of the Common Stock on NASDAQ for the ten consecutive trading days ending on the last trading day prior to September 15, 2016, or the date of the first public disclosure of the Reverse Stock Split proposal in the form of the initial filing of the preliminary proxy statement with the SEC (the "Cash-Out Price").  If, however, the average per share closing price of the Common Stock for the ten consecutive trading days ending on the last trading day prior to the effective date of the Reverse Stock Split (the "Closing Trading Price") exceeds the Cash-Out Price, then fractional shares will be paid out at the Closing Trading Price rather than the Cash-Out Price.  Thus, stockholders who are cashed out may receive more than the Cash-Out Price, but will not receive than the Cash-Out Price.  The Company's Board of Directors believes that this provision is fair and appropriate in that it will ensure that the cashed out stockholders receive the benefit of any increase in the Company's stock price between the first public disclosure of the reverse split and effectuation of the Reverse Stock Split.

Perry J. Hindin
Securities and Exchange Commission

The Company respectfully submits that the foregoing formulation of the purchase price for the fractional shares is consistent with the requirements of Rule 13e-3(e) and Items 1, 4 and 8 of Schedule 13E-3.  Stockholders will know, prior to voting, that they will receive, at a minimum, $2.70 per share for their fractional shares. As further disclosed in the Amended Proxy Statement, the Board is unable to predict whether the Closing Trading Price prior to the Effective Time will be in excess of $2.70 per share, particularly in light of the limited trading in the Common Stock and the potential volatility in the stock price as a result of such limited trading.  However, if there is an increase in the stock price, the Board believes such increase is likely reflective of the stock market's support of the Reverse Stock Split.  The Board believes stockholders whose shares are being cashed out in the Reverse Stock Split therefore should have the benefit of any such price increase. Stockholders will still know, at the time of voting, that their shares will be cashed out at market prices, and at a minimum of $2.70 per share.

Fairness of the Reverse Stock Split, page 16
7.
The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clauses (i) through (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(d) or (e) or explain why such factors were not deemed material or relevant. Please revise accordingly. If the procedural safeguards in Item 1014(d) and (e) were not considered, please explain why the Board and Mr. Shustek each believe the Reverse Stock Split is procedurally fair in the absence of such safeguards.

Perry J. Hindin
Securities and Exchange Commission

Response: The Proxy Statement has been revised to address this comment no. 7.  See the discussion beginning on page 17 of the Amended Proxy Statement. If you should have any further questions or comments, please do not hesitate to call or email me at the above number or email address.

Sincerely,
Ben Chung
Enclosure

cc: Michael V. Shustek, Vestin Realty Mortgage II, Inc.
Ira Levine, Levine Garfinkel & Eckersley
Brent Eckersley, Levine Garfinkel & Eckersley

ANNEX A

Annual Cost Savings

	2015	Post Split & Non - Listed	Annual Savings
Director Fees	$15,000	$-	$15,000
Audit Fee	60,000	-	60,000
SOX Testing	21,000	-	21,000
Filing Fees	40,000	10,000	30,000
Investor Services	75,000	37,000	38,000
Software (Edgar)	6,000	-	6,000
Avanta File Systems	7,000	-	7,000
Legal Fees	178,000	60,000	118,000
D&O Insurance	260,000	195,000	65,000

	$662,000	$302,000	$360,000